FOR IMMEDIATE RELEASE - CALGARY, ALBERTA – SEPTEMBER 13, 2007

BAYTEX ENERGY TRUST CONFIRMS MONTHLY DISTRIBUTION AT
$0.18 PER UNIT

CALGARY, ALBERTA (September 13, 2007) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) announces that a cash distribution of $0.18 per unit in respect of September operations will be paid on October 15, 2007 for unitholders of record on September 28, 2007. The ex-distribution date is September 26, 2007. The U.S. dollar equivalent distribution amount is approximately US$0.1736 per trust unit assuming a Canadian to U.S. dollar exchange rate of $0.9642. The actual U.S. dollar equivalent distribution for unitholders who hold through a brokerage firm will be based upon the Canadian/U.S. exchange rate in effect on the payment date, net of applicable Canadian withholding taxes. Registered shareholders are paid directly by Baytex’s transfer agent, Valiant Trust Company, and the distribution will be based on the exchange rate as of the record date, net of applicable withholding taxes.

Baytex has paid a monthly distribution of $0.18 per unit since January 2006. Prior to that, Baytex had maintained its monthly distributions at $0.15 per unit since its inception in September 2003. The Trust's annualized cash distribution, based on the current payment, amounts to $2.16 per trust unit and represents an annualized cash-on-cash yield of approximately 11.3% based on the
September 12, 2007 closing price of $19.10 per trust unit.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

Forward Looking Statements

Certain statements in this press release are forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors, many of which are beyond the control of Baytex. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.  All dollar amounts in this press release are Canadian dollars unless otherwise identified.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Erin Hurst, Investor Relations	Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca